UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold CEO Investor Day and a conference call for 2021 4Q and Full Year 2021 earnings results as follows:

1. Agenda

•	CEO speech (Company Vision and Strategy for 2022)

•	2021 4Q and Full Year 2021 Earnings Results

•	Q&A Session

2. Date and Time

February 9, 2022, 4:00 p.m. (Seoul Time)

3. Place

SK Telecom Headquarters

4. Participants

Investors and Analysts

5. Web-casting Video Service

Real-time access to the video will be available on SK Telecom’s IR website (https://www.sktelecom.com/en/investor/lib/announce.do). The materials for SK Telecom’s conference call will be available on its IR website on February 9, 2022 (Seoul time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Heejun Chung
(Signature)
Name: Heejun Chung
Title: Senior Vice President

Date: February 3, 2022